Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
($ in millions, except ratio)	June 30, 2015	June 30, 2014
Income before income taxes	$662	$516
(Income) loss related to equity method investees	(5)	6
	657	522
Add/(deduct):
Fixed charges	113	105
Interest capitalized	(8)	(15)
Distributed income of equity method investees	3	2
Earnings available for fixed charges	$765	$614
Fixed charges:
Interest expensed and capitalized (1)	$86	$75
Estimate of interest within rent expense	27	30
Total fixed charges	$113	$105
Ratio of earnings to fixed charges	6.8	5.8

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12